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                                                             EXHIBIT (a)(10)



               PRAXAIR OBTAINS FINANCING COMMITMENTS FOR ITS
                              CBI TENDER OFFER

DANBURY, Conn., November 7, 1995 -- Praxair, Inc. (NYSE: PX) today announced that it has obtained financing commitments totaling $1.5 billion to fund its $32 per share cash tender offer to shareholders of CBI

Industries, Inc. (NYSE: CBI).

            Praxair is confident that the final loan documentation will be in place prior to the expiration of its tender offer.  Upon completion of this documentation, the financing condition to the offer would be satisfied.

            Commitments of $500 million each have been received from three major banks with whom Praxair has had long-standing relationships:  Morgan

Guaranty Trust Company of New York, Chemical Bank and Credit Suisse.  These

commitments are part of a larger revolving credit facility being syndicated by affiliates of the three banks on customary terms and conditions.

            Praxair's tender offer commenced on November 3 and is scheduled to expire at midnight (EST) on Monday, December 4, 1995, unless extended.

            Praxair, Inc. is the largest industrial gases supplier in North and South America, and one of the largest worldwide, with 1994 sales of

$2.7 billion.  The company produces, sells, and distributes atmospheric,

process and specialty gases, and high performance surface coatings.

Praxair is a leader in the commercialization of new technologies that bring productivity and environmental benefits to a diverse group of industries.